SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Avalanche International Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

05337U106
(CUSIP Number)

DPW HOLDINGS, INC.
201 Shipyard Way
Newport Beach, California 92663
(510) 657-2635

Copy to: Sichenzia Ross Ference Kesner LLP Attn: Marc Ross, Esq. 1185 Avenue of the Americas, 37th Floor New York, NY 10036 (212) 930-9700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 9, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05337U106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
DPW Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
23,804,513 (1)(2)
	8	SHARED VOTING POWER:
0
	9	SOLE DISPOSITIVE POWER:
23,804,513 (1)(2)
	10	SHARED DISPOSITIVE POWER:
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,804,513 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
83.81% (3)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1)     Represents the number of shares of Common Stock that the Reporting Person directly owns and beneficially owns under a Convertible Promissory Note and a Warrant (as such terms are defined below).

(2)     See Items 4 and 5 of this Schedule 13D/A. The Reporting Person is the holder of (i) 709,633 shares of Common stock; (ii) convertible promissory notes in the aggregate face amount of $5,773,720 convertible into 11,547,440 shares of Common Stock of the Issuer at a conversion rate of $0.50 per share; and (iii) warrants to purchase 11,547,440 shares of common stock at an exercise price of $0.50 per share.

(3)     The above calculations are based on 5,309,200 shares of Common Stock outstanding as of August 3, 2017 (as reported by the Issuer to the Reporting Person on a 10-Q filed August 7, 2017) and assumes conversion of the Reporting Person’s convertible promissory notes in the aggregate face amount of $5,773,720 into 11,547,440 shares of Common Stock of the Issuer based on a conversion price of $0.50 per share and 11,547,440 shares of Common Stock based upon the exercise of the Reporting Person’s warrants at $0.50 per share. This calculation does not include the exercise or conversion of other outstanding securities of the Issuer by owned by other security holders.

Item 1.     Security and Issuer

The title and class of equity securities to which this Schedule 13D/A relates is common stock of Avalanche International Corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 5940 S. Rainbow Blvd., Las Vegas, Nevada 89118.

Item 2.     Identity and Background

(a) This statement is filed on behalf of DPW Holdings, Inc., a Delaware corporation (the “Reporting Person”).

(b) The Reporting Person's business address is 201 Shipyard Way, Newport Beach, California 92663.

(c) Not applicable.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a Delaware corporation.

Item 3.     Source and Amount of Funds or Other Considerations

The Reporting Person made loans and advances to the Issuer and purchased the Issuer’s common stock with the Reporting Person’s working capital.

Item 4.     Purpose of Transaction

This Schedule 13D/A is filed to report a series of transactions in which the Reporting Person purchased an additional aggregate of 395,402 shares of the Issuer’s common stock (the “Common Stock”) in the open market since its Schedule 13D filed with the SEC on September 7, 2017 and therefore presently owns an aggregate of 709,633 such shares.

The Reporting Person has acquired the Common Stock, Convertible Promissory Note, and Warrant described in Item 5 for investment purposes. The Reporting Person intends to review and evaluate its investment in the Issuer’s shares of Common Stock, Convertible Promissory Note and Warrant on an ongoing basis and may, depending upon its evaluation of the business and prospects of the Issuer, or such other considerations as it may deem relevant, determine to increase, decrease, or dispose of its holdings of the shares of common stock of the Issuer, Convertible Promissory Note, Warrants and underlying common stock, engage in hedging transactions, evaluate a potential acquisition of the Issuer or of assets of the Issuer.

Consistent therewith, the Reporting Person may, subject to applicable law and the terms of any confidentiality agreement with the Issuer, continue to engage in communications regarding such matters with members of management and the Board of Directors of the Issuer, and initiate such communications with other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Person, subject to applicable law, modifying its ownership of securities of the Issuer, exchanging information with the Issuer, proposing changes in the Issuer’s operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

In addition, the Reporting Person reserves the right to formulate other plans and/or make other proposals, and take such actions with respect to its investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional securities of the Issuer or dispose of all the securities of the Issuer beneficially owned by it, in public market or privately negotiated transactions. The Reporting Person may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5.     Interest in Securities of the Issuer

(a)	The Reporting Person acquired 709,633 shares of Common Stock of the Issuer in open market transactions as of May 9, 2018.

In addition, pursuant to a Loan and Security Agreement with an effective date of August 21, 2017, by and between the Reporting Person and the Issuer (“Loan Agreement”), subject to terms and conditions set forth therein, the Issuer has the right to seek advances up to $5 million. As evidence of advances, the Issuer shall issue to the Reporting Person convertible promissory notes convertible into shares of Common Stock at $0.50 per share (each, a “Note” and collectively, the “Notes”) and the right to receive a warrant to purchase shares of Common Stock in a number equal to the amount of the advance divided by $0.50 and at an exercise price of $0.50 per share (each, a “Warrant” and collectively, the “Warrants”).

On September 6, 2017, the Issuer issued a Note under the Loan Agreement in the aggregate face amount of $3,474,400, which note is convertible into 6,948,800 shares of Common Stock, and a Warrant to purchase 6,948,800 shares of Common Stock at $0.50 per share. At May 8, 2018, the aggregate face amount of the Notes issued to the Reporting Person totaled $5,773,720 from additional advances made by the Reporting Person to the Issuer pursuant to the Loan Agreement, which Notes are convertible into 11,547,440 shares of Common Stock. At May 8, 2018, the Reporting Person holds Warrants to purchase 11,547,440 shares of Common Stock.

As a result of the forgoing, the Reporting Person is the beneficial owner of 23,804,513 shares which represents approximately 83.81% of the Issuer’s shares of Common Stock, subject to beneficial limitation ownership provisions. The forgoing calculation does not take in consideration outstanding convertible securities of the Issuer held by other parties which may dilute the Reporting Person’s ownership interest in the Issuer.

(b)	The Reporting Person may be deemed to hold sole voting and dispositive power over 23,804,513 shares of the Common Stock.

(c)	The Reporting Person engaged in the following open market purchases in the Common Stock since August 28, 2017:

Date	Quantity	Price
8/28/2017	4,615	$0.51
9/14/2017	3,800	$0.60
10/17/2017	6,225	$0.60
10/19/2017	24,900	$0.62
10/20/2017	8,462	$0.67
12/1/2017	5,000	$1.25
12/1/2017	50,000	$1.12
12/1/2017	10,000	$1.13
12/1/2017	5,000	$1.25
12/4/2017	10,000	$1.25
12/5/2017	20,000	$1.33
12/15/2017	10,000	$1.60
1/2/2018	5,000	$1.69
1/2/2018	6,000	$1.80
1/3/2018	3,000	$2.13
1/31/2018	9,000	$1.51
1/31/2018	300	$1.25
2/8/2018	1,000	$1.55
2/27/2018	4,000	$1.25
2/28/2018	1,000	$1.20
3/1/2018	4,900	$1.00
3/2/2018	3,000	$1.05
3/6/2018	5,000	$1.05

3/6/2018	9,000	$1.07
3/15/2018	5,000	$0.96
3/19/2018	3,000	$0.95
3/23/2018	4,000	$0.95
3/27/2018	10,000	$0.88
3/29/2018	5,000	$0.98
4/4/2018	5,000	$1.00
4/10/2018	5,000	$0.51
4/11/2018	1,100	$0.70
4/12/2018	2,900	$0.73
4/13/2018	5,000	$0.60
4/16/2018	5,000	$0.60
4/16/2018	3,000	$0.60
4/17/2018	14,000	$0.52
4/17/2018	10,000	$0.60
4/18/2018	10,000	$0.78
4/19/2018	10,000	$0.85
4/24/2018	3,000	$0.70
4/26/2018	30,000	$0.73
4/26/2018	24,100	$0.74
4/27/2018	10,000	$0.93
4/27/2018	4,000	$0.92
4/27/2018	6,100	$0.92
4/30/2018	4,000	$0.98
4/30/2018	7,000	$0.98
Total	395,402

(d)
To the best knowledge of the Reporting Person, except as set forth in this Schedule 13D/A, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 23,804,513 shares of common stock reported in Item 5(a).

(e)	Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.    Material to be Filed as Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2018	DPW HOLDINGS, INC.

	By:	/s/ William Horne
William Horne Chief Financial Officer